SCHEDULE A
to the Operating Expenses Limitation Agreement

(as amended on September 17, 2015 to add Class A, Class C and Class F shares to the Shenkman Floating Rate High Income Fund)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Shenkman Short Duration High Income Fund Class A Class C Class F Institutional Class	1.00% 1.75% 0.75% 0.65%
Shenkman Floating Rate High Income Fund Class A Class C Class F Institutional Class	0.89% 1.64% 0.64% 0.54%

ADVISORS SERIES TRUST	SHENKMAN CAPITAL MANAGEMENT, INC.
on behalf of the Funds listed on Schedule A

By: /s/ Douglas G. Hess	By: Mark R. Shenkman
Name: Douglas G. Hess	Name: Mark R. Shenkman
Title: President	Title: President